TOB SERIES 2025-BAP0001 TRUST

SERIES TRUST AGREEMENT

by and among

FMSBONDS, INC.,
as Trustor

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Delaware Trustee

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Trustee

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Tender Agent

BANK OF AMERICA, NATIONAL ASSOCIATION,
solely in its capacity as the Tender Option Provider

and

THE OBLIGOR IDENTIFIED HEREIN,
as initial Holders of the Inverse Floating Rate Receipts, Series 2025-BAP0001

for

Floater Receipts, Series 2025-BAP0001
and
Residual Receipts, Series 2025-BAP0001

[November 2025 Version]

Conformed - Series 2025-BAP0001 Series Trust Agreement for AMTP TOBs

TOB SERIES 2025-BAP0001 TRUST
SERIES TRUST AGREEMENT

This Series Trust Agreement, dated December 11, 2025 (this "Series Trust Agreement"), by and among FMSbonds, Inc., as Trustor (the "Trustor"), WILMINGTON TRUST, NATIONAL ASSOCIATION, as Delaware Trustee (in such capacity, the "Delaware Trustee"), WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee (in such capacity the "Trustee"), WILMINGTON TRUST, NATIONAL ASSOCIATION, as Tender Agent (in such capacity, the "Tender Agent"), BANK OF AMERICA, NATIONAL ASSOCIATION, solely in its capacity as the Tender Option Provider (in such capacity, the "Tender Option Provider"), and the Banc of America Preferred Funding Corporation, as the OBLIGOR identified on the signature page hereof, as the initial Holder of 100% of the Outstanding Stated Amount of the Residual Receipts (the "Obligor"), relates to **$94,400,000** Puttable Floating Rate Receipts, Series 2025-BAP0001 (the "Floater Receipts"), and **$5,600,000** Inverse Floating Rate Receipts Series 2025-BAP0001 (the "Residual Receipts" and, collectively with the Floater Receipts, the "Receipts"), incorporates by reference the Standard Terms and Provisions of Trust Agreement attached as Exhibit A hereto, as modified by the provisions of the Supplemental Standard Terms and Provisions of Trust Agreement attached as Schedule I hereto (collectively, the "Standard Terms" and, together with the Series Trust Agreement, the "Agreement") and is governed by the Standard Terms as fully as if set forth herein at length. If contrary terms and provisions exist in the Standard Terms, the terms and provisions set forth in Schedule I shall control. All capitalized terms not defined herein shall have the same meaning as set forth in the Standard Terms.

W I T N E S S E T H:

Section 1.   Creation. A statutory trust is hereby formed under the laws of the State of Delaware. The name of the trust is TOB Series 2025-BAP0001 Trust. The Delaware Trustee and the Trustee shall execute and file with the Secretary of State of the State of Delaware the certificate of trust in the form attached as Exhibit B to this Series Trust Agreement. The Trust shall constitute a statutory trust under the Delaware Statutory Trust Act (as amended from time to time, the "Act") and the Agreement shall constitute the governing instrument of such statutory trust.

Section 2.   Purposes and Powers. The purposes of the Trust are, and the Trust shall have the power and authority, to engage, in the following activities, and only in such activities: (a) purchasing or otherwise acquiring, owning, holding and selling (whether itself or through agents) the Bonds (including preferred equity shares permitted to be held hereunder) specified in this Series Trust Agreement, (b) creating, issuing and selling Receipts as provided in the Agreement, (c) collecting the payments on the Bonds and the proceeds of the Bonds, (d) paying expenses of the Trust, and distributing amounts due on the Receipts, all as provided in the Agreement, (e) entering into sale agreements, purchase agreements, DTC letters of representation and such other agreements as are identified in the Agreement, (f) to obtain from the Initial Residual Receipts Holders the designation of the person to provide the Tender Option to the Holders from time to time of the Floater Receipts, to cause such Person to execute this Agreement and to undertake the duties and obligations of the Tender Option Provider, and (g) such other activities as may be authorized or required by the express terms of the Agreement in connection with the acquisition and administration of the assets of the Trust and the making of distributions to Holders of Receipts.

Notwithstanding any provisions of the Standard Terms or this Series Trust Agreement to the contrary, the Bonds shall remain subject, until such time that the Trustor determines to the contrary, to the provisions of (i) a voting trust agreement pursuant to which an independent third party will vote the Bonds as to certain matters set forth in such agreement; and (ii) a registration rights agreement relating to the registration of the Bonds under the Securities Act. Any subsequent transferee of the Bonds shall acquire the Bonds subject to the terms of those agreements; provided that the Trustor, upon notification or actual knowledge of a transfer of the Bonds in whole to a party unaffiliated with the Trustor, shall take commercially reasonable steps to terminate the voting trust agreement, so that the transferee shall have the right to vote the Bonds. With respect to the voting trust agreement, the parties hereto hereby further agree that (i) for so long as the Trustee is nominal holder of the Bonds, the Bonds shall remain subject to such voting trust agreement, the provisions of Section 3.1(b) and (c) of the Standard Terms shall not apply and the Trustee shall not vote the Bonds, in its capacity as nominal holder thereof, and (ii) the Trustor shall promptly notify the Trustee, if the Trustor determines that such voting trust shall no longer be in effect.

Other than for a temporary period prior to distribution to Holders of Receipts or prior to the use to make other payments as provided in the Agreement (and then only to the extent (a) specifically provided for in the Agreement and (b) not in conflict with any other provision of the Agreement), the Trust shall not reinvest the payments or proceeds of any of the Bonds and if any (and only if) reinvestment is otherwise permitted, such reinvestment shall be in assets the interest (or in the case of a money market fund, dividends) on which is excludable from gross income for federal income tax purposes and which is exempt from state income taxation to the same extent as the interest on the Bonds from which the reinvested funds arose. The Trust shall engage only in the foregoing activities subject to the foregoing restrictions. The Trust created hereby is intended to be a statutory trust under the Act and nothing herein is intended to imply that the Trust is a "business trust" for any federal, state or other tax purpose or is entitled to engage in any business or other activity other than those permitted by this Section 2.

Section 3.   Separateness Requirements. Except as otherwise provided in the Agreement and the Remarketing Agreement, and notwithstanding any provision of law that otherwise so empowers the Trust, so long as any Receipts are Outstanding, the Trust shall perform as follows and be restricted as follows:

(i)   maintain its books, records, bank accounts, securities accounts and files separate from those of any other Person;

(ii)   maintain its assets in its own separate name and in such a manner that it is not costly or difficult to segregate, identify, or ascertain such assets to the Trust;

(iii)   consider the interests of the Trust's creditors in connection with its actions;

(iv)   hold itself out to creditors and the public as a legal entity separate and distinct from any other Person, refrain from engaging in any activity that compromises the separate legal identity of the Trust and correct any known misunderstanding regarding its separate identity;

(v) prepare and maintain separate records and accounts, which records and accounts shall be prepared and maintained in a manner that permits the preparation of financial statements in accordance with generally accepted accounting principles, consistently applied, and susceptible to audit; to the extent it is included in consolidated financial statements or consolidated tax returns, such financial statements and tax returns will reflect the separateness of the respective entities and indicate that the assets of the Trust will not be available to satisfy the debts of any other Person;

(vi) allocate and charge fairly and reasonably any overhead shared with any other Person;

(vii) transact all business with affiliates on an arm's-length basis and pursuant to written, enforceable agreements;

(viii) conduct business solely in the name of the Trust; in that regard all written and oral communications of the Trust, including, without limitation, letters, invoices, purchase orders and contracts, shall be made solely in the name of the Trust (or the Trustee or the Delaware Trustee on behalf of the Trust);

(ix) maintain a separate office through which its business shall be conducted, provided that such office may be an office of the Trustee or the Delaware Trustee, which office or offices shall not be shared with the Trustor or any affiliates of the Trustor;

(x) compensate all Persons (other than the Trustee and the Delaware Trustee to the extent, if any, provided otherwise in the Agreement) directly, from the Trust's own funds, for services provided to the Trust at the Trust's request by such Person, and, to the extent any such Person is also an employee, consultant, or agent of the Trustor, allocate the compensation of such employee, consultant or agent between the Trust and the Trustor on a basis that reflects the services rendered to the Trust and the Trustor;

(xi) not commingle the assets or funds of the Trust with those of any other Person;

(xii) not assume, guarantee, or pay the debts or obligations of any other Person;

(xiii) not pledge its assets for the benefit of any other Person;

(xiv) not hold out its credit or assets as being available to satisfy the obligations of others;

(xv) pay its liabilities only out of its funds; and

(xvi) cause the agents and other representatives of the Trust, if any, to act at all times with respect to the Trust consistently and in furtherance of the foregoing.

None of the Trustee, the Delaware Trustee or the Trustor shall take any action that is inconsistent with the purposes of the Trust. The Trustor shall not direct the Trustee or the Delaware Trustee to take any action that is inconsistent with the purposes of the Trust.

Section 4. Execution of Documents; Incorporation of Standard Terms. The Trustee is hereby authorized to execute and deliver documents related to the Trust and documents so executed and delivered by the Trustee shall be valid obligations of the Trust. The Standard Terms attached hereto as Exhibit A are hereby incorporated into this Series Trust Agreement.

Section 5. Delaware Trustee; Tender Agent. (a) Wilmington Trust, National Association is hereby appointed by the Trustor to serve as the trustee of the Trust in the State of Delaware for the sole purpose of satisfying the requirement of Section 3807(a) of the Act that the Trust have at least one trustee with a principal place of business in the State of Delaware. It is understood and agreed by the parties hereto that the Delaware Trustee shall have none of the duties or liabilities of the Trustee. The duties of the Delaware Trustee shall be limited to (i) accepting legal process served on the Trust in the State of Delaware and (ii) the execution of any certificates required to be filed with the Delaware Secretary of State which the Delaware Trustee is required to execute under Section 3811 of the Act. To the extent that, at law or in equity, the Delaware Trustee has duties (including fiduciary duties) and liabilities relating thereto to the Trust or the Holders, it is hereby understood and agreed by the other parties hereto that such duties and liabilities are replaced by the duties and liabilities of the Delaware Trustee expressly set forth in the Agreement. The Delaware Trustee shall have no liability for the acts or omissions of the Trustee. The Delaware Trustee may be removed by the Trustor upon 30 days prior written notice to the Delaware Trustee. The Delaware Trustee may resign upon 30 days prior written notice to the Trustor. No resignation or removal of the Delaware Trustee shall be effective except upon the appointment of a successor Delaware Trustee. If no successor has been appointed within such 30-day period, the Delaware Trustee or the Trustor may, at the expense of the Trust, petition a court to appoint a successor Delaware Trustee. Any Person into which the Delaware Trustee may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Delaware Trustee shall be a party, or any Person which succeeds to all or substantially all of the corporate trust business of the Delaware Trustee, shall be the successor Delaware Trustee under the Agreement without the execution, delivery or filing of any paper or instrument or further act to be done on the part of the parties hereto, except as may be required by applicable law. The Delaware Trustee shall be entitled to all of the same rights, protections, indemnities and immunities under the Agreement and with respect to the Trust as the Trustee. No amendment or waiver of any provision of the Agreement which adversely affects the Delaware Trustee shall be effective against it without its prior written consent.

(b) The Tender Option Provider has designated Wilmington Trust, National Association as Tender Agent, and by its execution hereof the Tender Agent accepts such appointment and agrees to perform the duties and obligations of the Tender Agent as set forth in the Agreement. The Tender Agent will be compensated as provided in a separate agreement, and the Trust shall have no obligation to the Tender Agent for any of its fees, costs or expenses of any kind.

Section 6. Conveyance. In return for the Receipts, the adequacy of the value of which is hereby acknowledged, the Trustor hereby sells, transfers, assigns and otherwise conveys to the Trust, without recourse, all right, title and interest of the Trustor in and to the Bonds described in Exhibit A hereto (other than the Excluded Rights). The Trustor hereby agrees not to exercise Excluded Rights in a manner prejudicial to Holders of Floater Receipts.

It is the express intent of the parties hereto that the transfer of the Bonds by the Trustor to the Trust as provided in this Section 6 be, and be construed as, an absolute sale of the Bonds. It is, further, not the intention of the parties that such transfer be deemed the grant of a security interest in the Bonds by the Trustor to the Trust to secure a debt or other obligation of the Trustor. In the event, however, that, notwithstanding the intent of the parties, the Bonds are held to be the property of the Trustor, or if for any other reason the Agreement is held or deemed to create a security interest in the Bonds, then (a) the Agreement shall constitute a security agreement, and (b) the transfer provided for in this Section 6 shall be deemed to be a grant by the Trustor to the Trust of, and the Trustor hereby grants to the Trust, to secure all of the Trustor's obligations hereunder, a security interest in all of the Trustor's right, title, and interest, whether now owned or hereafter acquired, in and to (i) the Bonds, and (ii) all proceeds of the Bonds. The Trustor shall take all actions as are necessary to ensure that, if the transfer of the Bonds by the Trustor to the Trust were found to constitute the grant of a security interest in the Bonds, such security interest would be a perfected security interest of first priority under applicable law and will be maintained as such.

Section 7.   Receipts. The Receipts shall be issued on the Date of Original Issue in substantially the form set forth in Exhibits A and B to the Standard Terms and shall have the particular characteristics and terms set forth in Exhibit A hereto. The Receipts shall evidence beneficial interests in the assets of the Trust and shall be payable solely from payments received by the Trust attributable to the Bonds and the other rights and assets contained in the Trust. The Holders of the Floater Receipts are also entitled to exercise the Tender Option in accordance with the terms of the Agreement. . By its execution of this Series Trust Agreement, but solely in such capacity, Bank of America, National Association, undertakes to provide the Tender Option and to perform the duties and obligations of the Tender Option Provider under the Agreement and accepts the rights and benefits of the Tender Option Provider under the Agreement. The Tender Option Provider consents to the inclusion in the Floater Receipts of a statement to the effect that the Receipts evidence the agreement of the Tender Option Provider to grant the Tender Option to the Holders thereof.

Section 8.   [Reserved].

Section 9.   Issuance Schedule of Additional Floater Receipts. With respect to the Receipts of the Series provided for in this Series Trust Agreement, an Issuance Schedule of Additional Floater Receipts is not attached hereto pursuant to Section 3.9(d) of the Standard Terms.

Section 10.   Priority of Distributions. With respect to the Receipts of the Series provided for in this Series Trust Agreement, the amounts to be distributed to Holders of the Residual Receipts pursuant to the Applicable Trust Termination Procedure shall be distributed on a *pari passu* basis with respect to distributions to Holders of Floater Receipts. An Election Letter in the form of Exhibit J to the Standard Terms has not been delivered by the Holder of 100% of the Stated Amount of the Residual Receipts on the Date of Original Issue.

Section 11.   [Reserved]

Section 12.   Amortization Schedule of Base Price. With respect to the Receipts of the Series provided for in this Series Trust Agreement, an Amortization Schedule of Base Price is not attached hereto on Schedule II pursuant to Section 6.10 of the Standard Terms.

Section 13.   Confidentiality.   To the extent necessary for the purchase of Receipts not to be offered under conditions of confidentiality for purposes of Section 6111(d)(2) of the Code and Section 301.6111-2(c) of the Treasury Regulations promulgated thereunder, notwithstanding any other express or implied agreement, arrangement, or understanding to the contrary, the Trust and the Trustor and any of their affiliates acting in any other capacity (together, the "interested persons") agree that (i) each Holder of a Receipt hereof and its representatives are not obligated to any of the interested persons to keep confidential, or otherwise refrain from disclosing to any person, any of the factual elements relating to the Trust, any purchase of the Receipts or any transaction related thereto, which are necessary to support any federal income tax benefits that may result therefrom, (ii) the interested persons are not limiting the use of such factual elements in any way by the recipient hereof or its representatives, and (iii) the interested persons do not assert any claim of proprietary ownership with respect to such factual elements.

Section 14.   Tender Option.   The Initial Residual Receipts Holders have designated Bank of America, National Association, to be the Tender Option Provider for the Floater Receipts by filing the form contained in Exhibit C hereto.

Section 15.   DTC.   The Securities Depository for the Receipts shall be The Depository Trust Company ("DTC"). The Trust shall, simultaneously with the execution and effectiveness of this Series Trust Agreement, enter into a letter of representations (the "DTC Letter") with DTC.

Section 16.   Remarketing. The Tender Option Provider shall, simultaneously with the execution and effectiveness of this Series Trust Agreement, enter into a remarketing agreement (the "Remarketing Agreement"), with BofA Securities, Inc., which the Tender Option Provider hereby designates to be the Remarketing Agent.   By its execution of the acknowledgement and acceptance below, the Remarketing Agent has acknowledged and accepted the duties and obligations of the Remarketing Agent as set forth in the Agreement.

Section 17.   Private Placement Memorandum. The Trustor shall create a Private Placement Memorandum (which includes a Private Placement Memorandum Supplement) and, if deemed advisable, a Preliminary Private Placement Memorandum describing the Receipts for use in the initial sale of the Receipts.

Section 18.   Governing Law. This Series Trust Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its conflict of law provisions, and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

Section 19.   Further Assurances. The Trustor agrees to do and perform, from time to time, any and all acts and to execute any and all further instruments required or reasonably requested by the Trustee or the Delaware Trustee more fully to effect the purposes of this Series Trust Agreement and the transfer of the Bonds to the Trust.

Section 20.   Duration.   The Trust shall continue perpetually unless terminated pursuant to Section 21 hereof or pursuant to any applicable provision of the Act.

Section 21.   Dissolution.   The Trust shall dissolve and the Trustee, at the direction and expense of the Trustor, shall wind up the Trust's affairs in accordance with Section 3808 of the Act immediately prior to the date upon which all amounts finally due and owing to the Holders of the Receipts are paid pursuant to the Agreement. Upon the completion of winding up of the Trust, including the payment or the making of reasonable provision for payment of all claims and obligations of the Trust in accordance with Section 3808 of the Act, the Delaware Trustee, at the direction and expense of the Trustor, shall file a certificate of cancellation with the Delaware Secretary of State in accordance with Section 3810 of the Act, at which time this Series Trust Agreement and the Trust shall terminate. Upon dissolution, the Trust shall be empowered to merge into another similarly dissolved Delaware statutory trust for the purpose of terminating both trusts' existence. Except as provided in the preceding sentences of this Section 21, the Trust shall not be dissolved unless each Floater Receipts Rating Agency shall have confirmed in writing to the Trust that such dissolution will not cause to be reduced or withdrawn the rating then assigned to any Receipts which will remain outstanding after such dissolution.

Section 22.   Nonpetition.   The Trustor, the Trustee, the Tender Agent, the Delaware Trustee, and the Tender Option Provider each covenants and agrees that it will not, until at least one year and one day after all Receipts of the Trust have been cancelled as provided in the Agreement, take any action to file an involuntary bankruptcy petition against the Trust.

Section 23.   Counterparts.   This Series Trust Agreement may be executed in several counterparts each of which shall be regarded as the original and all of which shall constitute one and the same agreement.

Section 24.   Notices.   Any notice or other instrument in writing with respect to the Agreement which is given to the Trustor shall be sufficiently given if addressed to and received by the respective addressee at the address for notices set forth in the Standard Terms. Any notice or other instrument in writing with respect to the Agreement which is given to the Trust shall be sufficiently given if addressed to and received by the Trustee addressed as follows:

TOB Series 2025-BAP0001 Trust
Wilmington Trust, National Association, as Trustee
1100 North Market Street
Wilmington Delaware 19801
Attention: Tender Option Bonds, DE3-C030

Any notice or other instrument in writing with respect to the Agreement which is given to the Delaware Trustee shall be sufficiently given if addressed to and received by the Delaware Trustee addressed as follows:

> Wilmington Trust, National Association, as Delaware Trustee
> 1100 North Market Street
> Wilmington Delaware 19801
> Attention: Tender Option Bonds, DE3-C030

Any notice or other instrument in writing with respect to the Agreement which is given to the Trustee shall be sufficiently given if addressed to and received by the Trustee addressed as set forth above.

Any notice or other instrument in writing with respect to the Agreement which is given to the Tender Option Provider, the Tender Agent, the Trustor or the Remarketing Agent shall be sufficiently given if addressed to and received by the Tender Option Provider, the Tender Agent, the Trustor or the Remarketing Agent, as applicable, addressed as follows.

> Address of Tender Option Provider:
>
> Bank of America, National Association
> One Bryant Park
> 1111 Avenue of the Americas, 3rd Floor
> New York, New York 10036
> Attention: Thomas Visone/Todd Blasiak/Lisa Irizarry
>
> Address of Tender Agent:
>
> Wilmington Trust, National Association
> 1100 North Market Street
> Wilmington Delaware 19801
> Attention: Tender Option Bonds, DE3-C030
>
> Address of Trustor:
>
> FMSbonds, Inc.
> 4775 Technology Way
> Boca Raton, Florida 33431
> Attention: Mark Viggiano

Address of Remarketing Agent:
BofA Securities, Inc.
One Bryant Park
1111 Avenue of the Americas, 3rd Floor
New York, New York 10036
Attention: Thomas Visone/Todd Blasiak/Lisa Irizarry

Section 25.   US Risk Retention. The Retention Holder, as "sponsor" of the securitization under the joint final rules adopted by the Federal Deposit Insurance Corporation, the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Securities and Exchange Commission, the Department of Housing and Urban Development, and the Federal Housing Finance Agency and implementing the credit risk retention requirements of Section 941 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which were published in the Federal Register on December 24, 2014 (together with any additional requirements, rules and regulations promulgated thereunder from time to time, "US Risk Retention Rules"), hereby agrees:

(a)   as a condition to the issuance of Floater Receipts on the Date of Original Issue to acquire a beneficial ownership of (i) a Stated Amount of such Floater Receipts equal to at least 5% of the Outstanding Stated Amount of such Floater Receipts and (ii) a Stated Amount of Residual Receipts equal to at least 5% of the Outstanding Stated Amount of such Residual Receipts (the "Retention Interest");

(b)   to maintain, or cause a "majority-owned affiliate" (as defined in the US Risk Retention Rules) to maintain, beneficial ownership of at least 5% of the Outstanding Stated Amount of Floater Receipts of such Series and at least 5% of the Outstanding Stated Amount of Residual Receipts of such Series at any time during the Risk Retention Period;

(c)   that neither the Retention Holder nor any of its affiliates will purchase or sell a security, or other financial instrument, or enter into an agreement, derivative or other position, with any other person if (i) payments on such security or interest are materially related to the credit risk of the Retention Interest or (ii) the security or interest in any way limits the financial exposure of the Retention Holder to the Retention Interest, the Bonds or the Underlying Bonds, except in each case, as permitted under the Risk Retention Rules;

(d)   that neither the Retention Holder nor any of its affiliates will pledge the Floater Receipts or Residual Receipts encompassing the Retention Interest as collateral for any obligation unless such obligation is with full recourse to the Retention Holder or such affiliate; and

(e)   to retain certifications and disclosures required to be made under the Risk Retention Rules in its records and will provide the disclosure upon request to the SEC and any applicable Federal banking agency, if any, until three years after all Floater Receipts and Residual Receipts of such Series are no longer Outstanding.

The "Risk Retention Period" will commence on and include the Date of Original Issue and will end on the date that is the latest of: (i) the date on which the total unpaid principal balance of the securitized assets that collateralize the securitization transaction has been reduced to 33% of the total unpaid principal balance of the securitized assets as of the closing of the securitization transaction; (ii) the date on which the total unpaid principal obligations under the asset-backed securities issued in the securitization transaction has been reduced to 33% of the total unpaid principal obligations of the asset-backed securities at closing of the securitization transaction; and (iii) two years after the closing date of the securitization transaction.

Notwithstanding the foregoing, the Retention Holder may transfer the Retention Interest if (i) the Retention Holder transfers the Retention Interest to a "majority-owned affiliate" of the securitization "sponsor" (as defined under the US Risk Retention Rules) or (ii) the Retention Holder has received written advice of nationally recognized counsel experienced in such matters that any such transfer or sale of the Retention Interest will not cause the "sponsor" with respect to Series to be in violation of the US Risk Retention Rules. After the Risk Retention Period, all limitations under the US Risk Retention Rules on the transfer, financing or hedging of the Retention Interest by the Retention Holder shall cease to apply, and the Retention Holder will not be under any obligation to notify Trust, the Trustee or any other party of any such action.

Section 26.   Corporate Transparency Act; FinCEN.

Absent an applicable exemption, the Corporate Transparency Act (31 U.S.C. § 5336) and its implementing regulations (collectively, the "CTA") may require the Trust to file reports with the Financial Crimes Enforcement Network ("FinCEN") from time to time. Neither the Trustee nor the Delaware Trustee shall have a duty to determine whether an exemption applies. In the event no exemption applies and the Trust is required to file such reports, neither the Trustee nor the Delaware Trustee shall have a duty to cause the Trust to make such filings or to cause the Trust to comply with its obligations under the CTA. In such event, the Trustor agrees, in consultation with the Remarketing Agent (to the extent necessary to obtain relevant information), to file or cause to be filed any reports necessary for the Trust to be in compliance with the CTA.

IN WITNESS WHEREOF, the parties hereto have caused this Series Trust Agreement to be executed by their respective duly authorized officers as of the date first above written.

FMSBONDS, INC.,
    as Trustor

By:/s/ Theodore A. Swinarski
    Authorized Signatory: Theodore A. Swinarski
Senior Vice President-Trading FMSBonds, Inc.

WILMINGTON TRUST, NATIONAL
ASSOCIATION,
    as Delaware Trustee

By: /s/ Alicia Pelletier
    Authorized Signatory

WILMINGTON TRUST, NATIONAL
ASSOCIATION,
    as Trustee

By: /s/ Alicia Pelletier
    Authorized Signatory

WILMINGTON TRUST, NATIONAL
ASSOCIATION,
    as Tender Agent

By:/s/ Alicia Pelletier
    Authorized Signatory

(Series Trust Agreement; Series 2025-BAP0001)

BANC OF AMERICA PREFERRED FUNDING
CORPORATION, as initial Holder of 100%
of the Outstanding Stated Amount of the
Residual Receipts and as Obligor

By: /s/ David Stephens
    Name: David Stephens
    Title: Authorized Signatory

    One Bryant Park
    1111 Avenue of the Americas, 3rd Floor
    New York, New York 10036
    Attention: Thomas Visone/Todd Blasiak/Lisa
    Irizarry
    Telephone No.: (212) 449-7358

    BANK OF AMERICA, NATIONAL
    ASSOCIATION,
      solely in its capacity as the Tender Option
      Provider

By: /s/ Thomas Visone
    Authorized Signatory

BOFA SECURITIES, INC.,
as Remarketing Agent, as to the rights, duties
and obligations of the Remarketing Agent in the
Agreement

By: /s/ Thomas Visone
    Authorized Signatory

_____

Schedule I — See Schedule I attached
Exhibit A — Standard Terms and Provisions of Trust Agreement
Exhibit B — Form of Certificate of Trust
Exhibit C — Form of Designation of Tender Option Provider

(Series Trust Agreement; Series 2025-BAP0001)

PART I—DESCRIPTION OF THE BONDS AND THE UNDERLYING BONDS

<u>THE BONDS</u>

Bond CUSIP No.:	88035TBM1

Bond Rate: The Underlying Bond Rate *less:* (i) the Commitment Fee rate due to the Committed Purchaser pursuant to the Purchase Agreement, initially 0.005% per annum, and (ii) the Custodian fee rate of 0.005% per annum.

Custody Agreement: The Custody Agreement dated December 11, 2025, between FMSbonds, Inc., as Depositor, and Wilmington Trust, National Association, as Custodian, as amended or supplemented from time to time, relating to the Underlying Bonds.

Principal Credit Source (if other than the Issuer): Bank of America, National Association, in its capacity as Committed Purchaser.

Bond Rating Agency/ Expected Rating: Moody's: Aa2

Principal Amount: **$100,000,000**

Dated Date: **December 11, 2025**

Underlying Bonds: **Nuveen Municipal High Income Opportunity Fund**

Adjustable Rate MuniFund Term Preferred Shares, Series 2032

(CUSIP No.: 670682111)

Purchase Agreement: The AMTP Purchase Agreement between Wilmington Trust, National Association, as Custodian, and Bank of America, National Association, as Committed Purchaser, dated as of December 11, 2025, with respect to $100,000,000 Nuveen Municipal High Income Opportunity Fund Adjustable Rate MuniFund Term Preferred Shares, Series 2032.

Committed Purchaser: Bank of America, National Association

Scheduled Purchase Agreement
Termination Date: January 15, 2027, subject to extension as provided in the Purchase Agreement.

THE UNDERLYING BONDS

Issuer:	Nuveen Municipal High Income Opportunity Fund
Underlying Bonds:	Adjustable Rate MuniFund Term Preferred Shares, Series 2032 ("Underlying Bonds" or "AMTP Shares")
Principal Amount:	$100,000,000.
Initial Issuance Date:	June 9, 2022.
Underlying Bond Rate:	the Index Rate plus the Dividend Spread in effect.

"Index Rate" is equal to (i) the SIFMA Municipal Swap Index made available by approximately 4:00 p.m., New York City time, on the Rate Determination Date for such Subsequent Rate Period or (ii) if such index is not made so available on such date, the SIFMA Municipal Swap Index as determined on the previous Rate Determination Date; provided, that if the Index Rate in respect of any Subsequent Rate Period would otherwise be less than zero (0), then the Index Rate for such Subsequent Rate Period will be deemed to be zero (0);

"Dividend Spread" is equal to the Applicable Spread, or during an Increased Rate Period, the Increased Rate Spread, or during a Failed Transition Period, the Failed Transition Period Applicable Spread.

The Underlying Bond Rate is capped by a Maximum Amount of dividends calculated at a rate of 15% per annum.

Defined terms used but not defined herein shall have the meanings ascribed in the AMTP Statement.

Applicable Spread: with respect to any Rate Period for the Index Rate, (i) the percentage per annum set forth opposite the applicable credit rating most recently assigned to the Series 2032 AMTP Shares by the Rating Agency in the table below on the Rate Determination Date for such Rate Period or (ii) such spread or spreads as may be provided for in the Adjusted Terms established pursuant to Section 2.2(i) of the Amended Statement. Subject to adjustment in connection with any Taxable Allocation as described in Section 2.10(d) of the AMTP Statement.

Long Term Ratings*	

Moody's	Applicable Percentage**
Aaa to Aa3	1.10%
A1	1.45%
A2	1.65%
A3	1.85%
Baa1	2.75%
Baa2	2.90%
Baa3	3.05%

* And/or the equivalent ratings of any Other Rating Agency then rating the Series 2032 AMTP Shares utilizing the highest of the ratings of the Rating Agencies then rating the Series 2032 AMTP Shares

Defined terms used but not defined herein shall have the meanings ascribed in the AMTP Statement.

Increased Rate Spread: 6.05% on each day during any Increased Spread Period, subject to the adjustment in connection with a Taxable Allocation described in Section 2.10(a) of the AMTP Statement.

Failed Transition Period Applicable Spread:	for each day that a Failed Transition Period, if any, has occurred and is continuing: the higher of (i) the Applicable Spread that would otherwise be in effect absent a Failed Transition Event and (ii) 200 basis points (2.00%) (up to 59 days of the continued Failed Transition Period), 225 basis points (2.25%) (60 days but fewer than 90 days of the continued Failed Transition Period), 250 basis points (2.50%) (90 days but fewer than 120 days of the continued Failed Transition Period), 275 basis points (2.75%) (120 days but fewer than 150 days of the continued Failed Transition Period), 300 basis points (3.00%) (150 days but fewer than 180 days of the Failed Transition Period), and 400 basis points (4.00%) (180 days or more of the continued Failed Transition Period).

Defined terms used but not defined herein shall have the meanings ascribed in the AMTP Statement. |
Principal Amount of Underlying Bonds Deposited in the Trust:	$100,000,000
Underlying Bond Interest Payment Dates:	The first Business Day of each calendar month, the first such date being January 2, 2026.
Underlying Bond CUSIP No.:	670682111
Underlying Bond Rating Agency(ies) and Current Rating(s):	Fitch Not Applicable

Moody's Aa2

S&P   Not Applicable |
Denomination of Underlying Bonds:	$100,000
Base Price:	100%
Alternate Base Price:	100%
Interest Computation Basis:	Actual/Actual
Accrued Interest on Underlying Bonds:	$89,890.41
Liquidity Account Initial Date:	December 1, 2031.

Term Redemption Date: June 1, 2032.

Failed Transition Redemption Date: means, in the case of a failed transition to a new holder for the AMTP Shares, the first Business Day falling on or after the 90th calendar day following the occurrence of such failed transition, as described in the AMTP Statement.

Optional Redemption: The Issuer may at its option on any Business Day redeem in whole or from time to time in part the AMTP Shares, at a price equal to the Liquidation Preference per share plus all unpaid dividends and other distributions on such shares.

Voting on Underlying Bonds: The Underlying Bonds shall remain subject, until such time that the Trustor determines to the contrary, to the provisions of a voting trust agreement pursuant to which an independent third party will vote the Underlying Bonds as to certain matters set forth in such agreement.

Transfer Restrictions: The holder of the AMTP shares, may sell, transfer or otherwise dispose of AMTP Shares only in whole shares and only to Persons that are both: (1)(i) Persons that such Designated Owner or Holder reasonably believes are "qualified institutional buyers" (as defined in Rule 144A under the Securities Act or any successor provision) (each, a "QIB") in accordance with Rule 144A under the Securities Act or any successor provision that are registered closed-end management investment companies, the shares of which are traded on a national securities exchange ("Closed-End Funds"), banks or entities that are 100% direct or indirect subsidiaries of banks' publicly traded parent holding companies (collectively, "Banks"), insurance companies or registered open-end management investment companies, (ii) tender option bond trusts or other similar investment vehicles in which all investors are Persons that such Designated Owner or Holder reasonably believes are QIBs that are Closed-End Funds, Banks, insurance companies, or registered open-end management investment companies, (iii) Eligible Repurchase Agreement Counterparties, provided that such Designated Owner or Holder retains the voting rights (subject to any voting trust agreement and except in the case of an event of default under the related repurchase agreement) with respect to any AMTP Shares being transferred to an Eligible Repurchase Agreement Counterparty, (iv) an affiliate of a Designated Owner or Holder of any AMTP Shares that is a QIB or an Accredited Investor, or (v) other investors with the prior written consent of the Fund and (2) Persons that are either (i) not a Nuveen Person or (ii) a

Nuveen Person, provided that (x) such Nuveen Person would, after such sale and transfer, own not more than 20% of the Outstanding AMTP Shares, or (y) the prior written consent of the Fund and the Holder(s) of more than 50% of the Outstanding AMTP Shares has been obtained. The restrictions on transfer contained in this Section 2.18(a) shall not apply to any AMTP Shares that are being registered and sold pursuant to an effective registration statement under the Securities Act or to any subsequent transfer of such AMTP Shares.

Defined terms used but not defined herein shall have the meanings ascribed in the AMTP Statement.

PART II—SUPPLEMENTAL DESCRIPTION OF RECEIPTS

Puttable Floating Rate Receipts, Series 2025-BAP0001 (the "Floater Receipts ") and Inverse Floating Rate Receipts, Series 2025-BAP0001 (the "Residual Receipts"), are being issued pursuant to the Agreement.

The Trustor has represented that the Underlying Bonds, if they were characterized as indebtedness for tax purposes, were not acquired by the Trust at a market discount exceeding a *de minimis* amount within the meaning of Section 1278(a)(2)(C) of the Code.

On the delivery date of the Receipts, the following principal amount of Underlying Bonds will be sold to the Trust under the Agreement:

$100,000,000

The Trust will have no "assets," as such term is used in the Agreement, other than (i) the beneficial interest in the Underlying Bonds represented by ownership of the Bonds and (ii) the rights under the Purchase Agreement.

On the Date of Original Issue, Floater Receipts and Residual Receipts will be delivered in the following Stated Amounts:

Floater Receipts, Series 2025-BAP0001: $94,400,000

Residual Receipts, Series 2025-BAP0001: $5,600,000

The following definitions apply to the Floater Receipts and Residual Receipts of this Series:

"**Accrued Interest on Residual Receipts**" means $89,890.41

"**Amount Available**" means $95,879,452.05, which amount is comprised of an initial maximum liquidity preference amount for the Floater Receipts of $94,400,000 and an anticipated maximum monthly accrued dividend amount of $1,479,452.05 with such dividend amount calculated based on a preferred share maximum rate of 15% on an actual/actual basis for 36 days; provided that such amounts will be increased or reduced proportionately in the event of the issuance of additional Floater Receipts pursuant to Section 3.9 of the Trust Agreement or a redemption of Floater Receipts pursuant to Section 6.1 of the Trust Agreement, respectively.

"**Authorized Denominations**" means $100,000.00

CUSIP number for the Floater Receipts is: 88035TBK5

CUSIP number for the Residual Receipts is: 88035TBL3

"**Date of Original Issue**" means December 11, 2025

"**Delaware Trustee**" means Wilmington Trust, National Association.

"**Designated Office**" means Wilmington Trust, National Association, 1100 North Market Street, Wilmington Delaware 19801.

"**Designated Termination Date**" is not applicable to this Series.

"**Floater Receipts Interest Payment Date**" means each Bond Interest Payment Date.

"**Gain Share Determination Date**" means December 1, 2030, or if the Term Redemption Date is extended pursuant to the terms of the Underlying Bonds constituent documents in connection with an election to retain, the date that is 80% of the period that commences on the effective date of any such extension and ends on the Term Redemption Date scheduled to occur after giving effect to any such extension.

"**Initial Residual Receipts Holder**" means Banc of America Preferred Funding Corporation, the Holder of 100% of the Stated Amount of the Residual Receipts on the Date of Original Issue.

"**Initial Interest Period**" means the period that commences on the Date of Original Issue and ends on December 17, 2025.

"**Initial Floater Receipts Rate**" is available from the Remarketing Agent.

"**Initial Floater Receipts Rate Period**" means the Weekly Rate Period.

"**Liquidity Account Initial Date**" means December 1, 2031.

"**Minimum Maximum Floater Receipts Rate**" means SIFMA Municipal Swap Index + 0.97%.

"**Minimum Floater Receipts Ratio**" N.A.

"**Proportional**" means $94,400,000 Floater Receipts to $5,600,000 Residual Receipts.

"**Floater Receipts Interest Payment Date**" means each Bond Interest Payment Date.

"**Rating Agency**" means Moody's.

"**Retention Holder**" means, with respect to the Floater Receipts, Bank of America, National Association, and with respect to the Residual Receipts, Bank of America, National Association.

"**Scheduled Expiration Date**" means July 15, 2026; provided, if a Mandatory Tender Event occurs on or prior to the Scheduled Expiration Date and the related Mandatory Tender Date would occur after the Scheduled Expiration Date, the Scheduled Expiration Date automatically shall be extended to the Business Day following the Mandatory Tender Date established pursuant to Section 5.4(e).

"**Scheduled Termination Date**" means the Term Redemption Date.

"**Securities Depository**" means the facilities of The Depository Trust Company.

"**Tender Agent**" means Wilmington Trust, National Association.

"**Tender Option Provider**" means Bank of America, National Association.

"**Trustee**" means Wilmington Trust, National Association.

"**Trustee Fee**" means three basis point (0.030%). The Trustee Fee is calculated as (a) a fraction of (i) the numerator of which is the number of days in a Calculation Period and (ii) the denominator of which is 365 or 366 days, multiplied by (b) the product of (i) the foregoing rate and (ii) the weighted average aggregate principal amount of Bonds owned by the Trust during such Calculation Period; provided however, on any Bond Interest Payment Date, such Trustee Fee shall not include any amounts previously paid during such Calculation Period to the Trustee as a Trustee Fee pursuant to the Agreement.

"**Trustor**" means FMSbonds, Inc.

"**Trustor Fee**" means four basis points (0.040%). The Trustor Fee is calculated as (a) a fraction (i) the numerator of which is the number of days in a Calculation Period and (ii) the denominator of which is 365 or 366 days, multiplied by (b) the product of (i) the Trustor Fee Rate and (ii) the weighted average aggregate principal amount of Floater Receipts issued and outstanding during such Calculation Period; provided however, on any Bond Interest Payment Date, such Trustor Fee shall not include any amounts previously paid during such Calculation Period to the Trustor as a Trustor Fee pursuant to the Agreement.

PART III—SUPPLEMENTAL STANDARD TERMS AND PROVISIONS OF TRUST AGREEMENT

The following terms and provisions shall govern the Receipts in addition to the terms and provisions set forth in the document entitled "Standard Terms and Provisions of Trust Agreement" (the "Standard Terms"), attached as Exhibit A to this Series Trust Agreement. If contrary terms and provisions exist in the Standard Terms, the terms and provisions set forth in this Schedule I shall control. All Section references in this Schedule I shall be to the Standard Terms. Capitalized terms used in this Schedule I but not defined herein shall have the meanings assigned thereto in the Standard Terms.

The assets of the Trust shall consist of the Custodial Receipts (referred to herein and in the Standard Terms as the "Bonds") relating to the AMTP Shares (the "Underlying Bonds") and the Purchase Agreement, including all distributions thereon after the Date of Original Issue, all right, title and interest in and to such distributions and all funds provided thereunder, and all other rights and privileges granted to the Holders of the Receipts by this Agreement. Basic information relating to the Bonds, the Underlying Bonds and the Purchase Agreement is provided in Schedule I—Part I hereto. If the Bonds are exchanged for the Underlying Bonds at any time pursuant to the Custody Agreement, "Bonds" shall thereafter refer to the "Underlying Bonds" described in Exhibit A—Part I hereto.

Pursuant to the Series 2025-BAP0001 Trust Agreement, the distributions to Holders of Residual Receipts of Series 2025-BAP0001 as described under "Tender Option Termination Events" and "Mandatory Floater Receipts Tender Events," in the Private Placement Memorandum will be made on a pari passu basis with respect to distributions to Holders of Floater Receipts of Series 2025-BAP0001.

The Series 2025-BAP0001 Trust Agreement does not contain an Amortization Schedule of Base Price. Accordingly, the Floater Receipts of Series 2025-BAP0001 will not be subject to partial redemption as described under "Distributions on Receipts—Special redemption of Floater Receipts" in the Private Placement Memorandum.

Simultaneously with the execution and effectiveness the Series 2025-BAP0001 Trust Agreement, the Tender Option Provider has entered into a remarketing agreement (the "Remarketing Agreement"), with BofA Securities, Inc., which will serve as the Remarketing Agent pursuant to the Series 2025-BAP0001 Trust Agreement. The Trustee, on behalf of the Trust, has acknowledged the appointment of the Remarketing Agent and the Remarketing Agreement.

In addition to the specific information with respect to the Bonds, the Underlying Bonds and the Receipts of Series 2025-BAP0001, this Supplement may contain certain important differences between the provisions and terms of the Receipts described in the Private Placement Memorandum and the Receipts of Series 2025-BAP0001. These differences, if any, are described below and in Schedule I hereto.

The following modifications are made to the respective sections set forth below:

1. Section 1.1

Section 1.1 of the Standard Terms is hereby amended by adding the following definitions, each in proper alphabetical order:

"**Affiliate**" shall mean, with respect to a Person, (i) any other Person who, directly or indirectly, is in control of, or controlled by, or is under common control with, such Person or (ii) any other Person who is a director, officer, employee or general partner (a) of such Person, (b) of any majority-owned subsidiary or parent company of such Person or (c) of any Person described in clause (i) above. For purposes of this definition, "**control**" of a Person shall mean (x) as defined for purposes of the 1940 Act and regulations thereunder, the power, direct or indirect, (A) to vote more than 25% of the securities having ordinary voting power for the election of directors of such Person or (B) to direct or cause the direction of the management and policies of such Person whether by contract or otherwise or (y) as defined for purposes of the Bank Holding Company Act of 1956 and regulations thereunder, (A) directly or indirectly owning, controlling, or holding with power to vote 25% or more of any class of voting securities of such Person, (B) controlling in any manner the election of a majority of directors or trustees of such Person, or (C) having the power to exercise a controlling influence over the management or policies of such Person.

"**AMTP Statement**" shall mean the Statement Establishing and Fixing the Rights and Preferences of Adjustable Rate MuniFund Term Preferred Shares pertaining to the Series 2032 AMTP Shares, effective as of June 9, 2022, including Appendix A thereto, and as filed at the office of the Secretary of the Commonwealth of Massachusetts on June 7, 2022, as supplemented by Supplement No. 1 to Appendix A to the Statement Establishing and Fixing the Rights and Preferences of Adjustable Rate MuniFund Term Preferred Shares to the Series 2032 AMTP Shares, effective as of April 24, 2023, and as filed with the Secretary of the Commonwealth of Massachusetts on April 21, 2023 (the "**AMTP Statement**").

"**AMTP Gross-up Payment**" shall mean an amount (however denominated or calculated and regardless of whether there are exceptions or limitations to payment) required to be paid by the Issuer that relates to a Taxable Allocation and is identified as a gross-up payment or appears intended to cause the total amount paid to a holder or beneficial owner of the Underlying Bonds to have the same (or approximately the same) after-tax return as if all payments of dividends on the Underlying Bonds were treated as exempt-interest dividends for federal income tax purposes.

"**AMTP Purchase Price**" shall mean the "Purchase Price" for the Underlying Bonds, as defined in the Purchase Agreement.

"**AMTP Redemption Premium**" shall mean any redemption premium paid by Issuer in connection with a redemption of the Underlying Bonds.

"**Calculation and Paying Agent**" shall have the meaning set forth in the Issuer's AMTP Statement.

"**Commitment Fee**" shall mean the Commitment Fee as defined in the Purchase Agreement.

"Committed Purchaser" shall mean Bank of America, National Association, acting as such pursuant to the Purchase Agreement.

"Credit Event" shall mean either an Act of Bankruptcy with respect to the Committed Purchaser or a failure of the Committed Purchaser to pay the AMTP Purchase Price when due and payable under the Purchase Agreement, including any AMTP Gross Up-Payment.

"CR Mandatory Tender Event" shall mean any of the events described in paragraphs (a) through (e) of Section 4.03 of the Custody Agreement.

"Custodian" shall mean Wilmington Trust, National Association, as Custodian under the Custody Agreement.

"Custody Agreement" shall mean the Custody Agreement, dated December 11, 2025, between FMSbonds, Inc., as Depositor, and Wilmington Trust, National Association, as Custodian, as amended or supplemented from time to time, relating to the Underlying Bonds and the Purchase Agreement.

"Custodial Receipts" shall mean the custodial receipts issued under the Custody Agreement.

"Excluded Rights" shall mean all rights of a holder of the Underlying Bonds to vote on or consent to matters relating to the Underlying Bonds, which rights shall be retained by the Trustor (or its assignee), subject to a voting trust agreement pursuant to which an independent third party will vote the Bonds as to certain matters set forth in, and subject to the terms of, such agreement.

"Gross-up Payment" shall mean payment to a Holder of Floater Receipts of an amount which, when taken together with the aggregate amount of distributions paid to such Holder, will cause such Holder to have the same after-tax returns as if all distributions paid to such Holder were exempt-interest dividends. Such Gross-up Payment shall be calculated (i) without consideration being given to the time value of money; (ii) assuming that no beneficial owner of AMTP Shares is subject to the federal alternative minimum tax with respect to dividends received from the Issuer; (iii) assuming that each Taxable Allocation and each Gross-up Payment (except to the extent such Gross-up Payment is properly designated as an exempt-interest dividend under Section 852(b)(5) of the Code or successor provisions) would be taxable in the hands of each Holder of Floater Receipts (x) in the case of an individual or a regulated investment company that seeks to pay exempt-interest dividends, at the maximum marginal regular federal individual income tax rate applicable to ordinary income or net capital gains, as applicable, or (y) in all other cases, the maximum marginal regular federal corporate income tax rate applicable to ordinary income or net capital gains, as applicable, in effect at the time such Gross-up Payment is made; and (iv) assuming that no Holder of Floater Receipts would be subject to the tax imposed by Section 1411 of the Code or any similar Medicare or other surtax.

"Increased Rate Period" shall have the meaning set forth in the Issuer's AMTP Statement.

"Issuer" shall mean Nuveen Municipal High Income Opportunity Fund, a Commonwealth of Massachusetts business trust.

"**Minimum Asset Coverage**" shall mean asset coverage, as defined in Section 18(h) of the 1940 Act as of the effective date of this Statement, of at least 200% or such higher percentage as required and specified in the AMTP Statement for the Mode then in effect, but, in any event, not more than 250%, with respect to all outstanding senior securities of the Fund which are stock, including all Outstanding AMTP Shares (or, in each case, if higher, such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are stock of a closed-end investment company as a condition of declaring dividends on its common shares or stock.

"**Notice of Taxable Allocation**" shall have the meaning provided in Section 5.14.

"**Offering Memorandum**" shall mean the Offering Memorandum of the Issuer dated April 24, 2023 related to the Underlying Bonds (including all exhibits, attachments and appendices thereto and all information incorporated by reference therein).

"**Purchase Agreement**" shall mean the AMTP Purchase Agreement between Wilmington Trust, National Association, as Custodian, and Bank of America, National Association, as Committed Purchaser, dated as of December 11, 2025.

"**Qualified Institutional Buyer**" shall have the meaning of such term set forth in Rule 144A under the Securities Act.

"**Qualified Purchaser**" shall have the meaning of such term set forth in Section 2(a)(51)(A) of the Investment Company Act.

"**Registration Rights Agreement**" shall mean the registration rights agreement relating to the registration of the Underlying Bonds under the Securities Act.

"**RIC**" shall mean a regulated investment company to which Part I of Subchapter M of the Code applies.

"**Scheduled Purchase Agreement Termination Date**" shall have the meaning provided in the Purchase Agreement.

"**Settlement Date**" shall have the meaning provided in the Purchase Agreement.

"**Special Floater Receipts Rate Period**" shall have the meaning set forth in Section 5.14(b).

"**Taxable Allocation**" shall mean any payment or portion of a payment of a dividend on the Underlying Bonds that is not designated by the Issuer as an exempt-interest dividend (as defined in Section 852(b)(5) of the Code).

"**Tax Event**" means any determination by the Issuer, the Internal Revenue Service or the Department of the Treasury that (A) the AMTP Shares are not equity in a RIC for federal income tax purposes or (B) the Issuer is not a RIC that is eligible to pay exempt-interest dividends as defined in Section 852(b)(5) of the Code; *provided* that, for the avoidance of doubt, a failure by the Issuer to designate a dividend as an exempt interest dividend shall not, in and of itself, constitute a Tax Event.

"**Threshold Amount**" shall mean, in connection with the termination of the Trust pursuant to Section 7.1(a)(i) or 7.1(a)(ii), as the case may be, upon the occurrence of a Credit Event, an amount of proceeds from the sale of the Underlying Bonds sufficient to meet the conditions necessary to result in the sale of the Underlying Bonds under paragraph (b)(v) of Trust Termination Procedure A or under paragraph (c) of Trust Termination Procedure B, as applicable, such that distributions in connection therewith would be made under paragraphs (g) and (d) of Trust Termination Procedures A and B, respectively, plus the fees, if any, owing, respectively, to the Custodian, the Calculation Agent and the Committed Purchaser.

"**Underlying Bonds**" shall mean the AMTP Shares of the Issuer.

Section 1.1 of the Standard Terms is hereby amended by amending the following definitions as follows:

"**Code**" shall mean the Internal Revenue Code of 1986.

"**Gain Share Amount**" shall be equal to the Gain Share Percentage of the product of (x) the excess, if any, of (a) (1) if the context in which the Gain Share Amount is to be determined requires the actual sale of the Bonds or Underlying Bonds, as the case may be, the sale price (expressed as a percentage of par) for such Bonds or Underlying Bonds, as the case may be (not including accrued interest), or (2) if the context in which the Gain Share Amount is to be determined does not require or result in the actual sale of the Bonds or Underlying Bonds, as the case may be, the Quotation of Bond Price (not including accrued interest and expressed as a percentage of par) over (b) the Base Price of the Bonds or Underlying Bonds, as the case may be, times (y) the principal amount of the Bonds or Underlying Bonds, as the case may be, times (z) the Proportional Fraction. The determination of the Gain Share Amount shall be made without taking account of the effects, if any, of the application of Section 852(b)(3)-(b)(4) of the Code (relating to the effects on the holders of RIC shares of (i) capital gains retained by the RIC, and (ii) holding period of six months or less) or Section 1233(c)(certain options to sell). When distributable, the Gain Share Amount shall be allocated pro rata among all Holders of Floater Receipts based on their respective Stated Amounts. Solely for purposes of determining the Gain Share Amount, the rules for market discount will not, and the rules for premium will, be applied as if the Bonds or Underlying Bonds, as the case may be, were debt instruments for tax purposes.

"**Gain Share Percentage**" shall mean 10%.

"**Optional Purchase Date**" shall mean the dates on which Floater Receipts are to be purchased following the exercise of the Tender Option by the Holders thereof which dates are:

(i)   if the Floater Receipts Rate Period is the Daily Rate Period, the Business Day immediately following the Business Day on which the Holder tenders its Floater Receipts prior to 11:00 a.m., New York City time;

(ii)   if the Floater Receipts Rate Period is the Weekly Rate Period, any Business Day not less than five Business Days after the Business Day on which the Holder tenders its Floater Receipts prior to 4:00 p.m., New York City time;

(iii)   if the Floater Receipts Rate Period is the 98-day Rate Period, a date ninety-eight (98) days (or the next succeeding Business Day if such 98th day is not a Business Day) after the date a Holder of Floater Receipts tenders its Floater Receipts prior to 4:00 p.m., New York City time; provided that, if the Remarketing Agent is able to successfully remarket all Floater Receipts by the end of the seventh day following the date of delivery of the notice of exercise of the Tender Option, such Floater Receipts shall be remarketed in accordance with the terms of the Remarketing Agreement; otherwise, such Holder's Floater Receipts , together with all other Floater Receipts Outstanding, will be subject to mandatory tender, as a Mandatory Floater Receipts Tender Event under Section 5.4(a)(xi), and will be purchased on the Special Mandatory Tender Date in accordance with Section 5.4(b) (subject to a Holder's right to elect to continue to own its Floater Receipts);

(iv)   if the Floater Receipts Rate Period is other than the Daily Rate Period, the Weekly Rate Period or the 98-day Rate Period, the date or dates specified in the Series Trust Agreement or in any notice of a change in the Floater Receipts Rate Period given by the Remarketing Agent in accordance with Section 4.5;

(v)   the Business Day preceding the effective date of any amendment of any provision of the Agreement pursuant to Section 9.4(c) approved by less than all the Holders of Receipts; and

(vi)   the Business Day preceding the effective date of any amendment of any provision of the Bonds or the governing instrument pursuant to which the Bonds were issued or the waiver of any provision of any of the foregoing agreements.

"**Purchase Price**" shall mean, with respect to any Purchase Date or other date on which the Purchase Price is to be determined, an amount equal to 100% of the Stated Amount of Floater Receipts to be purchased plus accrued and unpaid interest thereon at the Floater Receipts Rate to such Purchase Date or such other date of determination.

"**Quotation of Bond Price**" shall mean a price for a specified amount of Bonds or Underlying Bonds, as the case may be, including accrued and unpaid exempt interest dividends, determined by the Remarketing Agent by soliciting bids from at least three broker-dealers which deal in preferred shares of the type of the AMTP Shares (at least two of which are not Affiliates of the Remarketing Agent) and such other potential purchasers as the Remarketing Agent reasonably determines. The Quotation of Bond Price shall be the highest bid at which the Remarketing Agent reasonably believes the Bonds or the Underlying Bonds, as the case may be, can be sold; provided, if the Remarketing Agent is unable to obtain three bids, the Quotation of Bond Price shall be the price set by Financial Times Interactive Data, or if Financial Times Interactive Data has not set a price for the Bonds, by J.J. Kenny (or a successor to J.J. Kenny designated by the Remarketing Agent); provided, that if no price is being set by either of these pricing services or any price set by these pricing services is determined by the Remarketing Agent or any Holder of Receipts to not accurately reflect their fair market value, the Quotation of Bond Price shall be determined by the Remarketing Agent in its reasonable judgment based on the bids it was able to obtain and its overall assessment of conditions prevailing in the market at the time or by any other commercially reasonable method. All bidders must be eligible to purchase the Underlying Bonds in accordance with the transfer restrictions of the AMTP Shares. If the Issuer has a right of first refusal that would be applicable to any actual sale of the AMTP Shares, any bidders identified shall be so informed, and any actual sale of the Underlying Bonds shall be subject to the Issuer's exercise of such right.

The definition of **"Trust Termination Procedure A"** is amended by adding a semicolon at the end of clause (e) and the following proviso after the semicolon and before the period:

"provided that unless a Holder of Floater Receipts elects otherwise (as expressed in a notice in writing to the Trustee) the Bonds to be distributed in kind to such Holder pursuant to clauses (iv) and (v) above shall instead be liquidated by the Remarketing Agent and such Holder shall receive the proceeds of such liquidation in lieu of such distribution in kind".

The definition of "**Trust Termination Procedure B**" is amended by substituting the proviso above for the proviso at the end of clause (b) of this definition.

2.   Section 1.2

Section 1.2 of the Standard Terms is hereby amended by adding the following clause (h) thereto:

(h)   With respect to any Bonds (for purposes of this subsection (h), unless the context otherwise requires, if the Bonds are Custodial Receipts, "Bonds" shall mean the Underlying Bonds) that are preferred shares issued by a regulated investment company, interest-related provisions of the related Trust Agreement shall be construed to apply to the exempt-interest dividends as defined in Section 852(b)(5) of the Code that are payable by such regulated investment company and other bond-related provisions shall likewise be construed to apply to such preferred shares. Without limiting the generality of the foregoing, the term "**accrued interest**" with respect to the Bonds shall mean accrued exempt-interest dividends, "**Bond Rate**" shall mean the applicable dividend rate on Bonds that are preferred equity shares, "**Bond Interest Payment Date**" shall mean the date dividends are scheduled to be paid on Bonds that are preferred equity shares, the term "**Issuer**" shall mean the issuer of any Bonds that are preferred equity shares, and "**principal amount**" shall include the redemption preference of any Bonds that are preferred equity shares.

3.   Section 2.2

(a)   Section 2.2(d)(i) of the Standard Terms is amended to read as follows:

(i)   The Trustor represents, warrants, and covenants, as of the date of transfer of such Bonds to the Trust, that: (A) the Bonds and the Underlying Bonds are genuine, (B) the Underlying Bonds, at the time of their original issuance, were delivered with an opinion of counsel generally to the effect that the Underlying Bonds will be treated as equity of the Issuer for federal income tax purposes, and (C) immediately prior to the delivery thereof to the Trust, the Trustor owned the Bonds and the Underlying Bonds free and clear of any lien, pledge, encumbrance or any other security interest.

(b)   Section 2.2 (d) of the Standard Terms is amended to add the following subsection (iii):

(iii)   The Trustor represents and warrants that (a) the transfers of the AMTP Shares to the Committed Purchaser pursuant to the Purchase Agreement (b) distributions in kind to the Holders of Receipts pursuant to Trust Termination Procedure A and Trust Termination Procedure B and (c) transfers of interests in the Floater Receipts by the Holders of the Floater Receipts and transfer of AMTP Shares from the Trustee to the Holders of the Floater Receipts , are transfers that would be permitted under the AMTP Statement, so long as, with respect to the transfers described in clause (b), the representations and warranties made by the Holders in their respective Purchaser's Letters were and are true and correct in all material respects on the dates stated in such Purchaser's Letters.

4.   Section 2.7

Section 2.7(b) of the Standard Terms is amended to read as follows:

(b)   If the Initial Residual Receipts Holder holds any Receipts or is otherwise permitted under the Code to be the tax matters partner or the Partnership Representative (or the equivalent for any state or local tax purposes) of the Trust, the Initial Residual Receipts Holder will be the Tax Matters Partner or Partnership Representative of the Trust ("Tax Matters Partner") for federal income (and equivalent state and local) tax purposes, and by purchasing Receipts the Holders will be deemed to have consented thereto. If the Initial Residual Receipts Holder does not qualify as Tax Matters Partner, each Holder of Receipts that is or becomes the Tax Matters Partners will be deemed, by purchasing Receipts, to have appointed the Initial Residual Receipts Holder as agent and attorney-in-fact for such Holder of Receipts to perform the functions of, and to take all actions as, the Tax Matters Partner of the Trust, at the expense of the Initial Residual Receipts Holder. This appointment is coupled with an interest and will be irrevocable. Each Holder of Receipts will be deemed, by purchasing Receipts, to have agreed to take all actions requested by the Initial Residual Receipts Holder, if any, to effectuate this appointment, including selling the Initial Residual Receipts Holder an interest in the Receipts. If the Trust is audited by the Internal Revenue Service, the Initial Residual Receipts Holder, as Tax Matters Partner of the Trust or as agent therefor, will have the authority, inter alia, to extend the statute of limitations for Holders with respect to partnership items, make or refrain from making any elections, and to enter into binding settlements on behalf of the Trust and the Holders. The Tax Matters Partner shall provide notice to each Holder of Receipts (or in the case of a regulated investment company, its manager) of the occurrence of any audits and actions taken related thereto by the Tax Matters Partner as required by law. Where there are no such requirements, the Tax Matters Partner shall provide notice of the commencement of any audit and a summary of any significant actions taken by the Tax Matters Partner (as determined by the Tax Matters Partner). No Holder of Receipts shall be entitled to participate in any audit except as provided by law.

Section 2.7 of the Standard Terms is hereby amended by adding the following clause (d) thereto:

The Trust and each Holder of Receipts agree to all of the following and no Person shall take a contrary position for any US federal income tax purposes. This Section is intended to be an Agreement of the Partners within the meaning of Treasury Regulation Section 1.706-4(f).

(i)   Dividends, other than exempt-interest dividends, shall be (and exempt-interest dividends shall not be) treated as extraordinary items for purposes of Treasury Regulation Section 1.706-4(e).

(ii)   Exempt-interest dividends will be treated as interest that is exempt from gross income (and, unless determined by the Tax Matters Partner not to be appropriate, all tax accounting rules applicable to interest excludable from gross income shall be applied and any premiums with which the shares were acquired shall be treated as amortizable bond premium).

(iii)   The calendar day convention of Treasury Regulation Section 1.706(c)(1)(i) shall apply.

(iv)   Except as required by Revenue Procedure 2003-84 and in the case of disposition by a holder of its entire interest in the Trust, the Trust shall not elect to affect interim closing of the books under Treasury Regulation sections 1.706(c) or 1.706-4(d).

(v)   Unless determined by the Tax Matters Partner not to be appropriate, any undistributed capital gain that the Trust is treated as earning under Section 852(b)(2)(D) (and any incidental effects) shall be allocated entirely to the Residual Receipts.

(vi)   The Maximum Floater Receipts Rate shall be determined taking account of the foregoing rules, elections and assumptions using the higher of par or the Base Price for the Bonds and interest on the Bonds will include only payments expected to be exempt-interest dividends.

(vii)   For purposes of Section 1233(c) of the Code, the Bonds are property that is intended to be used upon the sale of the Bonds pursuant to the Purchase Agreement.

5.   New Sections 2.8(d)(vi), 2.8(d)(vii) and 2.8(d)(viii) are added and the existing Sections 2.8(d)(iv) and 2.8(d)(v) are amended as follows:

(iv)   unrecognized loss on any in-kind distribution of the Bonds shall be allocated to the Holders of Floater Receipts and the Residual Receipts in a manner that reflects their respective interests in the Trust and the Bonds, their shares of the Bonds distributed, and the effects on their respective interests of such distribution (taking account of all facts and circumstances);

(v)   any losses (and any disallowances of losses) arising on account of the application of Section 852(b)(3)-(b)(4) of the Code or 1233(c)(certain options to sell) shall be allocated to the Holders of Residual Receipts;

(vi)   all expenses of the Trust, whether or not currently deductible, (including all Amortized Premium on the Bonds to the extent treated as an expense of the Trust) shall be allocated 100% to the Holders of the Residual Receipts; and

(vii)   any income arising from a Taxable Allocation with respect to which there is a Special Floater Receipts Rate Period will be allocated among the Holders of Floater Receipts and Residual Receipts in the same manner as if all dividends with respect to such period were exempt-interest dividends (provided that income from dividends other than exempt-interest dividends will not be allocated to Holders that are not partners of the Trust on the date that such taxable dividends are declared); and

(viii) all income earned in respect of AMTP Gross-up Payments will be allocated among the FLOATER RECEIPTS and the Residual Receipts in a manner that follows the payment of the related Gross-up Payments.

6.   Section 3.15(a) of the Standard Terms is hereby amended in its entirety as follows:

(a)   Receipts and interests therein may only be issued and sold or transferred to Persons that are:

(A)   Qualified Institutional Buyers that are United States persons for U.S. federal income tax purposes:

(i)   registered closed-end management investment companies the shares of which are traded on a national security exchange;

(ii)   a bank or an entity that is a 100% direct or indirect subsidiary of a bank's publicly traded holding company;

(iii)   insurance companies; or

(iv)   registered open-end management investment companies;

in each case, pursuant to Rule 144A of the Securities Act or another available exemption from registration under the Securities Act, in a manner not involving any public offering within the meaning of Section 4(2) of the Securities Act;

(B)   Qualified Purchasers, in each case purchasing Receipts or interests therein for their own account; and

(C) are not entities that are reporting companies (as defined in 31 U.S.C. §5336(a)(11)).

Any transfer in violation of the foregoing restrictions shall be void *ab initio* and any transferee of Receipts or interests therein transferred in violation of the foregoing restrictions shall be deemed to agree to hold all payments it received on any such improperly transferred Certificates or interests therein in trust for the benefit of the transferor of such Certificates or interests therein. The foregoing restrictions on transfer set forth in clause (i) above shall not apply to any Certificates or interests therein, if the Bonds shall have been registered under the Securities Act pursuant to the registration rights agreement relating to the registration of the Bonds under the Securities Act.

7. <u>Section 4.2</u>

The first paragraph under Section 4.2 is amended by placing "(a)" at the beginning and a new subsection (b) is added as follows:

"(b)   Notwithstanding any provision hereof to the contrary, whenever any distribution is required to be made under this Agreement to the Holders of Receipts, including without limitation any distribution of Principal, Interest and Redemption Premium under and as defined in the Custody Agreement, any in kind distribution of Custodial Receipts or AMTP Shares or the proceeds of the sale of any Bonds or Underlying Bonds, unless otherwise paid pursuant to Section 4.01 of the Custody Agreement, the Trustee shall pay at the priority level behind the Trustee Fee but ahead of any distributions to the Holders of Receipts, any accrued and unpaid Commitment Fee due to the Committed Purchaser and any accrued and unpaid Custodian Fee when due and payable in accordance with the Purchase Agreement. In connection therewith, to the extent any Commitment Fee or Custodian Fee shall be due and payable but has not been paid or payment has not otherwise been provided for, the Trustee shall not distribute any securities in kind to any Holder or Beneficial Owner that has not paid its pro rata portion of any such unpaid Commitment Fee and Custodian Fee unless such Holder or Beneficial Owner either pays such pro rata amount or instructs the Trustee to liquidate or deliver in-kind a portion of the securities to be distributed to such Holder or Beneficial Owner with a value at least sufficient to pay, and directs the Trustee to pay, such pro rata portion of the Commitment Fee and Custodian Fee."

8. <u>Section 5.4</u>

Clause (i) of Section 5.4(a) of the Standard Terms is hereby disabled and such clause shall be of no force and effect with respect to the related Receipts.

Clause (vii) of Section 5.4(a) of the Standard Terms is hereby disabled and such clause shall be of no force and effect with respect to the related Receipts.

Clause (xii) of Section 5.4 (a) of the Standard Terms is hereby amended and restated to read in its entirety as follows:

(xii)   notice shall have been received by the Trustee from the Trustor, Initial Residual Receipts Holders, Remarketing Agent or the Tender Option Provider that the Trustor, Initial Residual Receipts Holders, Remarketing Agent or Tender Option Provider has reasonable grounds (based, in the case of (1) or (2), on an Opinion of Counsel (which may be internal counsel of the Trustor, Initial Residual Receipts Holders, Remarketing Agent or the Tender Option Provider) or, in the case of (3), on a certificate signed by an officer of the Tax Matters Partner, or, in the case of (4), on a certificate signed by an officer of the Trustor, Initial Residual Receipts Holders, Remarketing Agent or Tender Option Provider and certifying that such notice is being delivered in response to a request, direction or other statement relevant to such determination made by a markets or banking regulator within 60 days of the delivery of such notice) for the belief (1) that registration of the Trust is required under the Investment Company Act; (2) that Receipts have been sold in violation of the Securities Act; (3) that the Tax Matters Partner has determined that the election under Revenue Procedure 2003-84 is no longer effective or, in the reasonable judgment of the Tax Matters Partner, there exists a substantial likelihood that such election will no longer be effective, or (4) that the Trustor, Initial Residual Receipts Holders, Remarketing Agent or the Tender Option Provider, or any affiliate of either of them, is not or would not be in compliance with the Dodd Frank Wall Street Reform and Consumer Protection Act and the rules promulgated thereunder as a consequence, in whole or in part, of the Trustor acting as Trustor, Initial Residual Receipts Holders holding Residual Receipts, Remarketing Agent acting as Remarketing Agent and/or the Tender Option Provider acting as Tender Option Provider under the Agreement; or

9.	Section 5.4(a) of the Standard Terms is hereby amended by adding the following new Sections 5.4(a)(xiv), (xv), (xvi), (xvii), (xviii), (xix) and (xx):

(xiv)	a Notice of Taxable Allocation shall have been received by the Custodian as provided in Section 5.14(a);

(xv)	notice shall have been received by the Custodian from the Issuer, the Calculation and Paying Agent or the Initial Residual Receipts Holder, or the Trustee otherwise has actual knowledge, of the occurrence of an Increased Rate Period under the Issuer's AMTP Statement;

(xvi)	following termination of the Purchase Agreement, notice shall have been received by the Custodian from the Issuer, the Calculation and Paying Agent or the Initial Residual Receipts Holder, or the Trustee otherwise has actual knowledge, that dividends have not been declared on any day such declaration is required to be made in accordance with the Issuer's AMTP Statement;

(xvii)	unless the Purchase Agreement has earlier terminated, the date on which a Credit Event occurs with respect to the Committed Purchaser;

(xviii)	any amendment to the documents governing the Underlying Bonds that has the effect of extending the Term Redemption Date or the Failed Transition Redemption Date, altering the preferential provisions of the Underlying Bonds, amending the time for payment of interest on the Underlying Bonds or AMTP Gross Up Payments, or reducing the interest rate, redemption price, AMTP Gross-Up Payments or redemption premium on the Underlying Bonds;

(xix)	the occurrence of the date that is the fifth (5th) Business Day prior to the Liquidity Account Initial Date or the Mode Termination Date; and

(xx) the occurrence of the date that is ten (10) Business Days prior to the Scheduled Purchase Agreement Termination Date.

10. Section 5.4

Sections 5.4(b) and (e) of the Standard Terms are amended and a new Section 5.4(g) is added to read as follows:

(b) Except as provided in subsections (c) and (f) below, the occurrence of a Mandatory Floater Receipts Tender Event will result in a mandatory tender and purchase of the Outstanding Floater Receipts by the Tender Agent at the Purchase Price with funds provided by the Tender Option Provider. Such mandatory tender and purchase shall take place on the related Mandatory Floater Receipts Tender Date, subject, in the case of only the events described in clauses (viii), (ix), (x), (xi), (xiv), (xv), (xviii) and (xx) above, to the right of each Holder of Floater Receipts to elect to continue to own its Floater Receipts from and after the Mandatory Floater Receipts Tender Date. To so exercise its right to continue to own Floater Receipts , a Holder shall be required to (i) give telephonic notice of the exercise of such right to the Remarketing Agent prior to the close of business on the day no later than (A) the third Business Day after the date on which a Successor Tender Option Provider Notice, a Rate Period Change Notice or a Trustor Assignment Notice, as applicable, is given in accordance with Section 5.11, 4.5(c) or 9.5, respectively, (B) the fifth Business Day preceding a Special Mandatory Tender Date, and (C) the third Business Day preceding a Mandatory Tender Date in all other cases and (ii) confirm the telephonic exercise of such right in writing to the Remarketing Agent no later than the close of business on the next Business Day. The Remarketing Agent shall promptly forward each such written notice from a Holder to the other Notice Parties.

(e) The Trustee shall notify each Securities Depository, each Notice Party and any Second Notice Party by Electronic Means of the occurrence of any Mandatory Floater Receipts Tender Event (i) if it obtains actual knowledge thereof at or prior to 1:00 p.m., New York City time, prior to the close of business on such Business Day or (ii) if it obtains actual knowledge thereof after 1:00 p.m., New York City time, prior to the close of business on the Business Day immediately following such Business Day. Such notice shall set forth the nature and date of the Mandatory Floater Receipts Tender Event and the "Mandatory Floater Receipts Tender Date," which (1) in the case of the Mandatory Floater Receipts Tender Event caused by the giving of a notice of termination and dissolution by the Required Residual Receipts Holders pursuant to Section 7.2, shall be the termination date established in such notice of termination and dissolution and giving effect to the Lock-out Period and relevant Specified Notice Period requirements, as applicable, (2) in the case of a Mandatory Floater Receipts Tender Event specified in clauses (viii), (ix), (x), and (xi) of subsection (a), shall be the Successor Tender Option Provider Purchase Date, the Rate Period Change Date, the Trustor Assignment Date or the Special Mandatory Tender Date, as applicable, (3) in the case of a Mandatory Floater Receipts Tender Event specified in clause (xiii) of subsection (a), shall be the Mandatory Floater Receipts Tender Date designated in accordance with Section 5.13(a)(iv), (4) in the case of a Mandatory Floater Receipts Tender Event specified in clause (xiv) of subsection (a), a Business Day (selected by the Trustee and the Remarketing Agent in consultation with the Tender Option Provider) but in no event later than one Business Day prior to the date the taxable distribution is expected to be declared (or one Business Day prior to December 31 in the case of a dividend declared in October, November or December that is expected to be paid in January); (5) in the case of a mandatory Floater Receipts Tender Event specified in in clause (xviii) no later than the Business Day prior to the effective date of any amendment; (6) in the case of a mandatory Floater Receipts Tender Event specified in clause (xx) of subsection (a), the Business Day next preceding the Scheduled Purchase Agreement Termination Date; and (7) in all other cases shall be a Business Day (selected by the Trustee and the Remarketing Agent in consultation with the Tender Option Provider, unless the Mandatory Floater Receipts Tender Event is of the type described in Section 5.4(a)(iii) in which case no such consultation will be required) which is not less than four Business Days but not more than ten Business Days, after the date of the notice required by this subsection (e); provided, that the determination of the Mandatory Tender Date shall also include consideration of the timing of the process of the exercise of any right of first refusal reserved by the Issuer of the Underlying Bonds.

(g)   If the establishment of a Mandatory Floater Receipts Tender Date does not result in a termination of the Trust pursuant to Section 7.1(a)(i), such Mandatory Floater Receipts Date shall be the Rate Determination Date for a new Floater Receipts Rate Period.

11.   Section 5.8

Clauses (i), (ii), (iii) and (iv) of Section 5.8 of the Standard Terms are hereby deleted and replaced with the following:

(i)   an Act of Bankruptcy shall have occurred with respect to each of (A) the Issuer and (B) so long as the Purchase Agreement has not terminated or been terminated, the Committed Purchaser;

(ii)   there shall have occurred (A) a failure of payment of any amount required to be paid (including in respect of any AMTP Gross-up Payments) on the Underlying Bonds (however denominated) and (B) so long as Purchase Agreement is in effect, a failure by the Committed Purchaser to make payment of the AMTP Purchase Price (including any AMTP Gross-up Payment) when due and payable under the Purchase Agreement;

(iii)   (A) the Underlying Bonds shall have been downgraded by each Bond Rating Agency providing a long-term rating on such Underlying Bonds, below the lowest rating of such Bond Rating Agency that is commonly regarded as "investment grade," being, as of the date hereof, BBB- in the case of S&P and Fitch, and Baa3 in the case of Moody's and (B) so long as the Purchase Agreement has not terminated or been terminated, the long term unsecured debt rating of the Committed Purchaser shall have been downgraded by each nationally recognized rating agency providing a long-term rating on the Committed Purchaser's long term debt to below the lowest rating of each such rating agency that is commonly regarded as "investment grade," being, as of the date hereof, BBB- in the case of S&P and Fitch, and Baa3 in the case of Moody's; or

(iv)   any determination by the Issuer, the IRS or the Department of the Treasury (A) that the Underlying Bonds are not equity in a RIC for federal income tax purposes or (B) that the Issuer is not a RIC that is eligible to pay exempt-interest dividends as defined in Section 852(b)(5) of the Code; provided that, for the avoidance of doubt, a Tender Option Termination Event shall not occur pursuant to this clause (iv) solely as a result of the Issuer failing to designate a dividend as an exempt-interest dividend.

12.   Article V of the Standard Terms is hereby amended by adding the following new Sections 5.14, 5.15, 5.16, 5.17, and 5.18:

Section 5.14   Mandatory Tender Events for Taxable Allocations; Gross Up Payments.

(a)   With respect to each Bond Interest Payment Date, if the Trustee or the Custodian, in its capacity as holder of the Underlying Bonds, shall have received notice from the Calculation and Paying Agent that the Issuer intends or expects to distribute on such Bond Interest Payment Date any payment or portion of a payment of a dividend that is not reported to the shareholders by the Issuer as an exempt-interest dividend (as defined in Section 852(b)(5) of the Code) (a "**Notice of Taxable Allocation**"), the Trustee, upon receipt of notice of such occurrence, shall promptly give notice thereof to the Notice Parties, the Second Notice Parties and to the Securities Depository (for transmission to the Holders of Receipts); it being understood and agreed that receipt of a Notice of Taxable Allocation shall constitute a Mandatory Floater Receipts Tender Event, subject to the right of each Holder of Floater Receipts to elect to continue to own its Floater Receipts from and after the related Mandatory Floater Receipts Tender Date, pursuant to Section 5.4(b) provided, however, that each Holder may only elect to retain all of its Floater Receipts.

(b)   Upon the occurrence of a Mandatory Floater Receipts Tender Date described in Section 5.14(a) above, the Remarketing Agent shall establish a Special Floater Receipts Rate Period commencing on such Mandatory Floater Receipts Tender Date extending to the last day on which the Trust is expected, based on the facts and circumstances known at the time, to receive payment or portion of a payment of a dividend that is not designated by the Issuer as an exempt-interest dividend. The Remarketing Agent will determine the applicable Floater Receipts Rate during a Special Floater Receipts Rate Period to be the lowest per annum rate that would result in a sale of the Floater Receipts at a price equal to the par amount thereof on the applicable Mandatory Floater Receipts Tender Date. The parties and the Holders of Receipts agree that, in order to properly reflect any Tax Allocation, the Remarketing Agent may determine such price assuming interest (or the relevant portion of such interest) on such Floater Receipts would be taxable for federal income tax purposes. There will be no Gross-up Payments to Holders of Floater Receipts with respect to any Special Floater Receipts Rate Period.

(c)   AMTP Gross-Up Payments (if any) received by, as the case may be, the Trustee or the Custodian, in its capacity as holder of the Underlying Bonds, will be used by the Trustee when received to make Gross-Up Payments to the Holders of Floater Receipts and Residual Receipts as directed by the Remarketing Agent. In directing the Trustee on how to apply the AMTP Gross-Up Payments, the Remarketing Agent shall use commercially reasonable efforts to cause amounts to be payable to the Holders to the extent the assumed tax burdens (calculated using the assumptions and methodology specified in the definition of "Gross-up Payment") would have been borne by each Holder or former Holder (to the extent provided in Section 5.14(e)). The Trustee will make Gross-Up Payments to Holders of Floater Receipts only with respect to Calculation Periods during which there occurred a Taxable Allocation without a Special Floater Receipts Rate Period and only from amounts of AMTP Gross-up Payments received by the Trust from the Issuer with respect to such Taxable Allocation. To the extent the funds available from AMTP Gross-up Payments are insufficient to pay all Gross-Up Payments, the Remarketing Agent will use commercially reasonable efforts to reduce all such payments pro rata, subject to appropriate rounding. To the extent the funds available from AMTP Gross-up Payments exceed the amounts needed to make all Gross-Up Payments, any excess shall be distributed to the Holders of Residual Receipts. For the avoidance of doubt, the foregoing distributions are in addition to, and not in lieu of, other amounts payable to the holders of Floater Receipts and Residual Receipts under the Agreement.

(d) In no event will Gross-up Payments by the Trust with respect to any Taxable Allocation exceed the amount of AMTP Gross-up Payments received by the Trust from the Issuer with respect to such Taxable Allocation.

(e) If any Holder of Receipts transfers such Receipts, after having received Taxable Allocations thereon, but before having received the Gross-up Payment to which such Holder is entitled with respect thereto, such Holder shall:

(i) notify the transferee that, notwithstanding such transfer, such Holder is entitled to the Gross-up Payment payable with respect to such Taxable Allocations;

(ii) require, as a condition of such transfer, that the transferee acknowledge and agree that, upon the receipt of any such Gross-up Payment, the transferee shall have an obligation to restore such Gross-up Payment to such Holder; and

(iii) provide the Remarketing Agent and such transferee with instructions for the transmittal of such Gross-up Payment, as and when received; it being understood and agreed that, notwithstanding anything to the contrary in this Section 5.14, none of the Trustor, the Tax Matters Partner, the Trustee, the Tender Agent, the Remarketing Agent, DTC or any DTC Participant shall be liable for any failure by the Transferee to so transmit such Gross-up Payment to such Holder.

Section 5.15   Issuer Right of First Refusal.

Not applicable.

Section 5.16   Gain Share Valuation.

On (i) the Gain Share Determination Date and (ii) any date the Trustee receives notice from the Custodian of a call for redemption of the Underlying Bonds in whole, on or after the date on which the Underlying Bonds are subject to redemption without any redemption premium: the Trustee shall direct the Remarketing Agent to obtain a Quotation of Bond Price for the Bonds (as defined below for purposes of this Section 5.16 only) for purposes of calculating the Gain Share Amount. The Remarketing Agent shall determine the Quotation of Bond Price and calculate the Gain Share Amount on the Gain Share Determination Date or within three Business Days' of receipt of the notice of redemption, as applicable. Any Gain Share Amount calculated shall be payable to the Holders of the Floater Receipts on the date(s) specified in this Section 5.16. The Remarketing Agent shall give notice to the Notice Parties and Second Notice Parties if any Gain Share Amount is required to be paid to the Floater Receipts Holders. Such amounts will be deducted on the next date any distributions are to be made to the Holders of Floater Receipts and Residual Receipts from any distributions to be made to the Residual Receipts Holders on such date and paid to the Holders of the Floater Receipts on such date. If the amount to be distributed is insufficient to fund the full Gain Share Amount payable to the Holders of the Floater Receipts no payment shall be made to the Holders of the Residual Receipts on future distribution dates until such payment of the Gain Share Amount to the Holders of the FLOATER RECEIPTS is made in full. Upon the termination of the Trust, the Initial Residual Receipts Holder shall contribute sufficient funds to the Trust to pay any remaining unpaid Gain Share Amount to be distributed to the Holders of Floater Receipts that would not otherwise be paid out of the proceeds of the sale of the Bonds. The Gain Share Amount for any subsequent calculation of Gain Share Amount shall be reduced (but not below zero) by the prior Gain Share Amount paid.

Section 5.17   Right of Floater Receipts Holders to Purchase Bonds.

Subject to the Issuer's right of first refusal, discussed in Section 5.15, in connection with any sale of the Bonds in connection with the termination of the Trust under Section 7.1, the Holders of the FLOATER RECEIPTS, rather than the Required Residual Receipts Holders, may elect to purchase the Bonds at the Quotation of Bond Price. If any such Floater Receipts Holder does so elect, it shall first give notice to the Notice Parties and Second Notice Parties that such Floater Receipts Holder would like to consider purchasing the Bonds at the Quotation of Bond Price, and then upon such determination of Quotation of Bond Price by the Remarketing Agent, the Floater Receipts Holder shall have the right to elect to purchase the Bonds at a price equal to such Quotation of Bond Price by notifying the Remarketing Agent of such election no later than 2 hours following receipt of the notice of such determination of the Quotation of Bond Price and shall indicate how many Bonds it would like to purchase. The Remarketing Agent will then arrange for the sale of the Bonds to the Floater Receipts Holder at such price for settlement on the date of redemption. Any such purchase of Bonds shall be in compliance with applicable federal, state or other securities law.

Section 5.18   Tender Option Provider Purchase Obligation Shortfall Reimbursement.

(a)   If the Tender Option Provider purchases purchase of tendered Floater Receipts on an Optional Tender Date or a Mandatory Floater Receipts Tender Date, as applicable or otherwise, and, on such date or thereafter, (I) the sum of (x) the Purchase Price of such purchased Floater Receipts and (y) all other amounts due to the Tender Option Provider pursuant to the terms of this Agreement, exceeds (II) the sum of (A) the amount of any proceeds from the liquidation of Bonds pursuant to the terms of the Trust Agreement received or to be received by the Tender Option Provider, and (B) the market value (as determined by the Tender Option Provider in its reasonable discretion) of any Bonds distributed or to be distributed in kind to the Tender Option Provider, the Tender Option Provider shall promptly notify the Obligor by Electronic Means of such excess (each such excess, a "Shortfall"), together with the amount thereof, including the amount of such market value determination, if any. Any notice delivered after 12:00 noon, New York City time, shall be deemed delivered on the next Business Day. The Tender Option Provider's determination of any Shortfall shall be binding absent manifest error.

(b)   The Obligor hereby agrees to pay to the Tender Option Provider or any affiliate thereof such Obligor's percentage of any Shortfall no later than 4:00 p.m., New York City time, on the date of delivery of notice by the Tender Option Provider pursuant to subsection (a) of this Section 2.08. Upon the payment by the Obligor of any Shortfall, the Tender Option Provider shall, in accordance with the instructions of the Obligor, either deliver to the Obligor, or direct the Trustee to cancel, the Floater Receipts in respect of the related Tender Option Provider purchase.

(c)   The Obligor's obligation to make payments pursuant to subsection (b) of this Section 5.18 shall be a general, unsecured obligation of such Obligor payable from all assets of such Obligor.

(d)   For the avoidance of doubt, the calculation of a Shortfall shall be determined without regard to whether the Tender Option Provider, or an affiliate thereof, has, in its sole discretion, facilitated the collapse of the Trust on behalf of the Obligor by (i) acquiring the Residual Receipts from the Obligor, and (ii) arranging for the sale of the Bonds. In the event that the Tender Option Provider and/or its affiliate so facilitates the collapse of the Trust, the Shortfall shall include, without duplication, (x) any combined loss incurred by the Tender Option Provider and/or its affiliate as a consequence of performing this service, and (y) the difference between any amount paid by the Tender Option Provider to the Obligor to purchase the Residual Receipts to facilitate the collapse of the Trust and any amount received by the Tender Option Provider from the Trust in respect of such Residual Receipts.

(e)   Any payment made by the Obligor hereunder shall be made in accordance with wire instructions as provided by the Tender Option Provider from time to time by written notice to the Obligor.

(f)   If, after the payment of any Shortfall by the Obligor, the Tender Option Provider receives any amount or property pursuant to the terms of the Trust Agreement in payment of an amount included in such Shortfall, the Tender Option Provider shall remit such amount or property to the Obligor. The satisfaction of any Shortfall by or for the account of the Obligor through any other reimbursement arrangement shall be deemed to satisfy the Obligor's obligation with respect to such Shortfall hereunder.

13. Sections 6.1 and 7.1

(a) The first sentence of Section 6.1(a) of the Standard Terms is hereby amended by adding the following phrase after the words "the Bonds":

", including the receipt of moneys upon any mandatory tender of the Bonds, including connection with the exercise of the right to direct the Custodian to sell the Underlying Bonds to the Committed Purchaser pursuant to the Purchase Agreement, as provided in Section 9.12(e. For the avoidance of doubt, any AMTP Redemption Premium received with respect to the AMTP Shares, regardless of whether the AMTP Shares are held directly by the Trustee or while they are in custody, shall be treated as "redemption premium" for purposes of clause (iii) below"

(b) Clause (ii) of Section 6.1(a) is hereby amended by adding the following proviso at the end thereof:

"; provided, however, if the principal of the Bonds so redeemed shall be payable in more than one installment, the first installment shall be applied first to the foregoing redemption of Floater Receipts ;"

(c) Section 7.1(a)(i) of the Standard Terms is hereby amended by adding clauses (xvi), (xvii) and (xix) of Section 5.4(a) to those currently listed.

14. Section 8.11 of the Standard Terms is hereby amended in its entirety as follows:

Section 8.11   Bond Notices

The Trustee, on behalf of the Trust, shall provide a copy of any notice it receives, as the holder and beneficial owner of the Bonds by Electronic Means to the Notice Parties, to the Second Notice Parties and to the Securities Depository (for transmission to the Holders of Receipts).

15. Section 9.7

Section 9.7 of the Standard Terms is hereby amended by adding the following sentence to the end thereof:

The word "execution," "signed," "signature," "delivery," and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

16. Article IX of the Standard Terms is hereby amended by adding the following new Section:

Section 9.12 <u>Concerning the Trustee as Beneficial Owner of the Custodial Receipt under Custody Agreement; the Exercise of Rights Under the Purchase Agreement; Notices.</u>

(a) The Trustee, on behalf of the Trust, as the beneficial owner of the Bonds, shall not, other than as so directed by the Holders of all of the Receipts, consent to any amendment, modification or adjustment to the terms of the Purchase Agreement, the obligations of the Committed Purchaser under the Purchase Agreement or to the terms and conditions of the Custody Agreement.

(b) Upon the occurrence of any CR Mandatory Tender Event, the Trustee shall tender the Custodial Receipt to the Custodian in accordance with the procedures provided in Section 4.03 of the Custody Agreement in exchange for, as applicable, the AMTP Purchase Price or the Underlying Bonds. Any Underlying Bonds and the proceeds of the payment by the Committed Purchaser of the AMTP Purchase Price shall be held or disposed by the Trustee as provided in the Agreement.

(c) So long as neither a Credit Event nor a Tax Event has occurred, except as otherwise provided in subsection (e) below, the Trustee shall, in connection with any termination of the Trust pursuant to Section 7.1(a)(i) and any termination of the Trust pursuant to Section 7(a)(ii), but, with respect to such a termination under Section 7.1(a)(ii) only in respect of the Tender Option Termination Event identified in clause (iii) of Section 5.8, conduct the Applicable Trust Termination Procedure using the Custodial Receipt as the "Bonds."

(d) If either a Credit Event or a Tax Event occurs, the Trustee shall in connection with the termination of the Trust pursuant to Section 7.1(a)(i) or 7.1(a)(ii), as the case may be, direct the Custodian to deliver the Underlying Bonds to or upon the order of the Trustee in exchange for the Custodial Receipt. Notwithstanding any provision of the Trust Agreement to the contrary, the Underlying Bonds will become the "Bonds" for purposes of conducting Trust Termination Procedure A or B, as applicable, and for determining the Quotation of Bond Price required to be obtained in connection therewith.

(e) So long as the Purchase Agreement has not terminated:

(1) following the Lock-out Period, the Holders of 100% of the Floater Receipts (other than Floater Receipts held by the Tender Option Provider

and its Affiliates) may direct the Trustee (A) to exercise its right under the Custody Agreement to direct the Custodian to exercise its option to sell all, but not less than all, of the Underlying Bonds to the Committed Purchaser pursuant to Section 2.02(a) of the Purchase Agreement on a date designated by all such Holders of Floater Receipts in accordance with the Purchase Agreement and Sections 4.02 and 4.03 of the Custody Agreement or (B) to exercise its right to terminate the Purchase Agreement in accordance with the terms of the Section 4.04 of the Custody Agreement and Section 3.03 of the Purchase Agreement and to receive the Underlying Bonds without the benefit of the Purchase Agreement, in which case the "Bonds" for all purposes of the Agreement will thereafter become the Underlying Bonds; and

(2) if (A) the Trustee has actual knowledge of an Act of Bankruptcy with respect to the Issuer or receives notice of the occurrence thereof from the Issuer, the Initial Residual Receipts Holder or the Calculation and Paying Agent or (B) the Trustee has actual knowledge or notice shall have been received by the Trustee from the Issuer, the Calculation and Paying Agent or the Initial Residual Receipts Holder that dividends have not been paid or declared (regardless of the reason) on any day such payment or declaration is required to be made in accordance with the AMTP Statement or the redemption price of the AMTP Shares is not paid by the Issuer when due, then the Trustee shall exercise its right under the Custody Agreement to direct the Custodian to exercise its rights to sell all, but not less than all, of the Underlying Bonds to the Committed Purchaser pursuant to Section 2.02(a) of the Purchase Agreement by delivering a written notice to the Custodian directing of demand to the Committed Purchaser no later than 11:00, a.m., New York City time, on the same Business Day, if the Trustee has actual knowledge or receives notice of any such nonpayment or lack of declaration by 10:00 a.m., New York City time, on such Business Day, otherwise no later than 11:00 a.m., New York City time, on the following Business Day. Any amounts received by the Trustee pursuant to the Purchase Agreement upon exercise of the right described in clause (1)(A) or clause (2) above shall be applied in accordance with the priority of payments set forth in Section 6.1(a) of the Agreement, treating such payment as a redemption in whole of the Bonds under Article VI, which will result in a termination of the Trust pursuant to Section 7.1(a)(iii). Notwithstanding any provision of the Agreement to the contrary, the Holders of 100% of the Floater Receipts (other than Floater Receipts held by the Tender Option Provider and its Affiliates) may direct the Trustee to exercise of its right to sell the Bonds to the Committed Purchaser even after the occurrence of a Mandatory Tender Event. If the Holders of 100% of the Floater Receipts (other than Floater Receipts held by the Tender Option Provider and its Affiliates) do so, and the Committed Purchaser pays the AMTP Purchase Price, then the termination of the Trust pursuant to Trust Termination Procedure A shall be cancelled, and the termination shall proceed pursuant to Section 7.1(a)(iii), as aforesaid.

(f)   The Trustee shall not, other than as provided in Section 9.12(e) above, exercise the rights of the beneficial owner of the Custodial Receipts pursuant to Sections 4.02 and 4.04 of the Custody Agreement.

(g)   So long as a Tax Event has not occurred, the right to sell the Underlying Bonds to the Committed Purchaser pursuant to Section 2.02(a) of the Purchase Agreement has not previously been exercised or the Purchase Agreement has not been optionally terminated, on the Scheduled Purchase Agreement Termination Date the Trustee shall exchange the Custodial Receipt for the Underlying Bonds pursuant to Section 4.03 of the Custody Agreement. Notwithstanding any provision of the Trust Agreement to the contrary, upon such exchange, the Underlying Bonds will become the "Bonds" for all purposes of the Trust Agreement.

(h)   The Trustee, on behalf of the Trust, as the holder and beneficial owner of all the Bonds hereby authorizes the Custodian to appoint the Committed Purchaser as its agent and attorney-in-fact of the Underlying Bonds, so long as the Purchase Agreement is in effect and the Committed Purchaser has not dishonored its obligations thereunder, for purposes of exercising the right to vote in respect of any action or consent that requires the vote, in the Committed Purchaser's sole discretion, of the owners of the Underlying Bonds.

(i)   If the Applicable Termination Procedure requires a Quotation of Bond Price and/or a sale of the Underlying Bonds, any Issuer right of first refusal shall be disclosed in the bidding process and, if the Underlying Bonds are sold in a sale with respect to which such right applies, the timing of the establishment of any Mandatory Tender Date or date of Trust termination shall take the timing of such the process of notifying the Issuer and accommodating such right.

(j)   The Initial Residual Receipts Holder agrees to provide notice to the Trustee and the Custodian of any of the following to the extent it has actual knowledge thereof:

(1)   issuance of a Notice of Taxable Allocation;

(2)   occurrence of an Increased Rate Period;

(3)   notice of amendments to the AMTP Statement;

(4)   the occurrence of an Act of Bankruptcy with respect to the Issuer; and

(5)   dividends have not been paid or declared by the Issuer (regardless of the reason) on any day such payment or declaration is required to be made in accordance with the AMTP Statement or the redemption price of the AMTP Shares is not paid by the Issuer when due.

The Initial Residual Receipts Holder agrees to provide notice of the foregoing events in good faith only and only to the extent shall it shall receive notice thereof under agreements with the Issuer that may survive the transfer of the AMTP Shares on the Date of Original Issue and not from any other source, including publicly available sources, or in connection with the conduct of its business or the business of its Affiliates; the Initial Residual Receipts Holder shall have no duty to monitor or make any inquiries in connection with these events or any other events that may have an effect on the Issuer or the AMTP Shares; and shall have no liability whatsoever for failure or any alleged failure to provide any such notice or with regard to the timing, receipt or use of the information conveyed.

17. The fourth paragraph of the Form of Floater Receipts which begins "There shall also" is hereby amended to read as follows:

There shall also be distributed on or immediately after each Bonds Interest Payment Date to the Holder hereof on the Regular Record Date therefor, solely from and to the extent of payments of interest on the Bonds received by the Trust that remains after payment of Fees as provided in the Agreement, interest with respect to the Stated Amount of this Receipt calculated as a pro rata share of the Floater Receipts Interest Amount to be determined by the Remarketing Agent.

18. Form of Purchaser's Letter. The form of Purchaser's Letter attached as Exhibit I to the Standard Terms is hereby replaced with the form of Purchaser's Letter attached as Exhibit A to the Private Placement Memorandum Supplement.

[STANDARD TERMS AND PROVISIONS OF TRUST AGREEMENT]

[FORM OF CERTIFICATE OF TRUST]

EXHIBIT C

FORM OF DESIGNATION OF
TENDER OPTION PROVIDER

[Date]

BofA Securities, Inc.
One Bryant Park
1111 Avenue of the Americas, 3rd Floor
New York, New York 10036,
  as Trustor and Remarketing Agent

Wilmington Trust, National Association,
  as Trustee

_____
New York, New York _____

Re: Puttable Floating Rate Receipts, Series 2025-BAP0001 ("Floater Receipts") and
       Inverse Floating Rate Receipts ("Residual Receipts"), Series 2025-BAP0001

Ladies and Gentlemen:

The undersigned, as initial Holder(s) of 100% of the [$_____] Stated Amount of Residual Receipts of the Series identified above issued pursuant to the Series Trust Agreement, dated _____, _____, and incorporating by reference therein the Standard Terms and Provisions of Trust Agreement (collectively, the "Trust Agreement"), between FMSbonds, Inc., as Trustor, Wilmington Trust, National Association, as Delaware Trustee, Wilmington Trust, National Association, as Trustee and Tender Agent, and Bank of America, National Association, solely in its capacity as Tender Option Provider, hereby designates Bank of America, National Association, to be the Tender Option Provider, and confirms it has directed Bank of America, National Association, to execute the Agreement and undertake the duties and obligations of the Tender Option Provider.

Capitalized terms used herein have the meanings given them in the Trust Agreement.

                              [NAME OF INITIAL RESIDUAL RECEIPTS
                              HOLDER(S)]

                              By: _____
                                   Name:
                                   Title:

cc: Bank of America, National
       Association,
       as Tender Option Provider

       _____
       New York, New York _____

Exhibit C – Page 1